May 5, 2009

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC  20549

    Re:  Provectus Pharmaceuticals, Inc.
            Post-Effective Amendment No. 1 to Form SB-2 (filed on Form S-1/A)
                    SEC File Number:  333-147783
                    Form A-W Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Provectus Pharmaceuticals, Inc., a Nevada corporation (the "Company"), hereby requests the immediate withdrawal of its Post-Effective Amendment No. 1 (the "Amendment") to its Registrations Statement on Form SB-2 (S-1/A) (File No. 333-147783) (the "Registration Statement").  The Amendment was initially filed with the Securities and Exchange Commission (the "Commission") on May 1, 2009.

The Amendment was intended to be a post-effective amendment, but was incorrectly labeled and tagged as a pre-effective amendment at the time of the filing.  Accordingly, the Company is requesting that the Amendment be withdrawn and is re-filing a new post-effective amendment to the Registration Statement that will include the correct label and EDGAR tag.

The Company confirms that no securities have been sold pursuant to the Amendment.

Please contact Linda Crouch-McCreadie, should you have further questions regarding our request for withdrawal.  Ms. Crouch-McCreadie may be reached at (423) 928-0181.  Thank you for your assistance in this matter.

                                                Very truly yours,

                                                PROVECTUS PHARMACEUTICALS, INC.

                                                By:  /s/Peter R. Culpepper
                                                Name:  Peter R. Culpepper
                                                Title:  Chief Financial Officer